SEC FILE NUMBER
001-00395
CUSIP NUMBER
62886E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

NCR Voyix Corporation

Full name of Registrant

Former Name if Applicable

864 Sprint Street NW

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30308

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NCR Voyix Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date without unreasonable effort or expense for the reasons described below.

In February 2024, the Company identified fraudulent Automated Clearing House (ACH) disbursements from a Company bank account. The cumulative amount of these disbursements through December 31, 2023 totaled approximately $23 million, of which approximately $10.5 million were not correctly recorded in certain of our historical financial statements through September 30, 2023. Additionally, the Company expects to record up to an additional approximately $5 million for unauthorized disbursements, net of amounts remitted back from suspended accounts in the first quarter of fiscal 2024. Although not materially impacting any previously reported periods, this matter resulted in immaterial errors in our 2022 and 2021 financial statements and the expected revision of the financial statements for each of the interim periods in 2023. The Company is continuing to investigate the facts and circumstances related to the fraudulent disbursements.

In connection with management’s review and assessment of the Company’s disclosure controls and procedures and management’s evaluation of the Company’s internal control over financial reporting, management identified material weaknesses in the Company’s internal control over financial reporting. As a result, the Company expects to report in the 2023 Form 10-K that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. Management expects to report the following material weaknesses in the Company’s internal control over financial reporting as of December 31, 2023:

•	The Company did not design and maintain effective controls to prevent or timely detect unauthorized ACH disbursements; and

•

The Company did not design and maintain effective controls related to accounts receivable and accounts payable clearing accounts. Specifically, controls were not designed at a sufficient level of precision to timely reconcile and review the reasonableness and supportability of clearing account balances, including review of the nature and aging of the individual clearing account balances.

As a result of the additional procedures being performed to validate initial investigation findings related to these fraudulent disbursements and finalizing the evaluation of the impact of the unauthorized ACH disbursements on previously issued financial statements and internal control over financial reporting, the Company requires additional time to prepare and review its financial statements and other disclosures in its 2023 Form 10-K. The Company also requires additional time to complete certain processes and procedures related to its year-end close process as a result of the spin-off of NCR Atleos Corporation (“NCR Atleos”) that was completed on October 16, 2023. The Company plans to file its 2023 Form 10-K no later than the fifteenth calendar day following the prescribed due date, as set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian Webb-Walsh	800	225-5627
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company continues to finalize its financial statements for the year ended December 31, 2023, on February 29, 2024, the Company furnished a press release reporting certain preliminary unaudited results for the year ended December 31, 2023 as Exhibit 99.1 to its Current Report on Form 8-K furnished by the Company with the U.S. Securities and Exchange Commission on such date. Information about the Company’s preliminary financial results for the year ended December 31, 2023 compared to the year ended December 31, 2022 was included in such press release. The preliminary unaudited financial results are subject to change pending the completion of the 2023 Form 10-K filing. Actual results may differ from the preliminary financial results and other financial information presented in the press release due to the completion of our internal procedures, the audit of our financial statements, final adjustments and other developments that may arise between now and the time the results are finalized.

Forward Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “Act”). Forward-looking statements use words such as “expect,” “target,” “anticipate,” “outlook,” “guidance,” “intend,” “plan,” “confident,” “believe,” “will,” “should,” “would,” “potential,” “positioning,” “proposed,” “planned,” “objective,” “likely,” “could,” “may,” and words of similar meaning, as well as other words or expressions referencing future events, conditions or circumstances. The Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Statements that describe or relate to the Company’s plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Examples of forward-looking statements in this Form 12b-25 include, without limitation, statements regarding: the Company’s anticipated results for the year ended December 31, 2023, statements regarding the expected timing to file the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and the Company’s ability to offset losses incurred from fraudulent ACH disbursements from a Company bank account identified in February 2024 through cooperation with law enforcement and the Company’s banks or through insurance proceeds. Forward-looking statements are based on our current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of the Company’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including those factors relating to:

•

Strategy and Technology: challenges with transforming and growing our business, including our ability to attract new customers, increase use of our platform by existing customers and cross-selling additional products and solutions; development and introduction of new, competitive solutions on a timely, cost-effective basis; our ability to compete effectively against new and existing competitors; our ability to maintain a consistently high level of customer service; our ability to successfully manage our profitability and cost reduction initiatives; integration of acquisitions and management of other strategic transactions;

•

Spin-Off of NCR Atleos: the potential strategic benefits, synergies or opportunities expected from the spin-off of NCR Atleos may not be realized or may take longer to realize than expected; any unforeseen tax liabilities or impacts resulting from the spin-off; requests, requirements or penalties imposed by any governmental authorities related to certain existing liabilities;

•

Business Operations: domestic and global economic and credit conditions; downturn or consolidation in the financial services industry; difficulties and risks associated with developing and selling complex new solutions and enhancements, including those using artificial intelligence; risks and uncertainties associated with our payments-related business; disruptions in our data center hosting and public cloud facilities; retention and attraction of key employees; defects, errors, installation difficulties or development delays; failure of third-party suppliers; a major natural disaster or catastrophic event; geopolitical and macroeconomic challenges or events or acts of terrorism; environmental exposures from historical manufacturing activities;

•

Data Privacy & Security: the impact of cybersecurity incidents on our business, including the April 2023 ransomware incident, and efforts to prevent or mitigate such incidents and any related impacts on our operations; and efforts to comply with applicable data protection and data privacy laws;

•

Finance and Accounting: the Company’s level of indebtedness; the terms governing the Company’s indebtedness; incurrence of additional debt or other liabilities or obligations; access to the capital markets and other sources of financing; the Company’s cash flow sufficiency to service its indebtedness; interest rate risks and increased costs of borrowings; the terms governing the Company’s trade receivables facility; the impact of certain changes in control relating to acceleration of the Company’s indebtedness, the Company’s obligations under other financing arrangements, or required repurchase of its senior unsecured notes; any lowering or withdrawal of the ratings assigned to its debt securities by rating agencies; unforeseen tax liabilities or changes in tax law; the Company’s failure to maintain effective internal control over financial reporting and disclosure controls and procedures and its ability to remediate its existing material weaknesses in its internal control over financial reporting; and the write down of the value of certain significant assets;

•

Law and Compliance: allegations or claims by third parties that the Company’s products or services infringe on intellectual property rights of others, including claims against the Company’s customers and claims by the Company’s customers to defend and indemnify them with respect to such claims; protection of the Company’s intellectual property; changes to the Company’s tax rates and additional income tax liabilities; and uncertainties regarding regulations, lawsuits and other related matters; and

•

Governance: rights, preferences and privileges of the Company’s Series A Convertible Preferred (“Series A”) stockholders compared to the rights of the Company’s common stockholders; impact of the terms of the Series A stock relating to voting power, share dilution and market price of the Company’s common stock; and actions or proposals from stockholders that do not align with the Company’s business strategies or the interests of its other stockholders.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NCR Voyix Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2024	By:	/s/ Brian Webb-Walsh
	Name:	Brian Webb-Walsh
	Title	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).